Exhibit 4.1

ICP SOLAR TECHNOLOGIES INC.
7075 Place Robert-Joncas Montreal, Quebec
H4M 2Z2, Canada
(514)270-5770

NOTICE EXTENDING
COMMON STOCK PURCHASE WARRANTS

To the holders of our common stock purchase warrants:

On January 11, 2008, the board of directors of ICP Solar Technologies Inc., authorized the extension of the expiration date of the common stock purchase warrants described below by six months from the expiration date of 5:00 PM PST on January 11, 2008 to 5:00 PM PST on July 11, 2008. This extension of the expiration date will apply to all of the warrants issued pursuant to, and subject to the terms and conditions of, those certain Subscription Agreements with the Company dated July 11, 2006.

January 11, 2008

By ORDER OF THE BOARD OF DIRECTORS,

ICP SOLAR TECHNOLOGIES INC.

By: /s/ Sass Peress
             Sass Peress
             President and Chief Executive Officer